UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of August 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                             Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ___________

        The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 28 August 2003 announcing second quarter 2003 consolidated results.

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

FOR IMMEDIATE RELEASE

For further information contact:

Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                     RESULTS FOR THE SECOND QUARTER OF 2003

(Santiago, Chile, August 28, 2003) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the second quarter ended June 30, 2003.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.5% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on June 30, 2003 (Ch$699.12 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               2Q 2003 HIGHLIGHTS

o Quinenco reported net income of Ch$132 million (US$0.2 million) for the second quarter of 2003, reverting the net loss of Ch$9,521 million (US$13.6 million) it reported in 2Q 2002. YTD net earnings amount to Ch$40,364 million (US$57.7 million).

o Consolidated revenues declined by 11.0% to Ch$92,598 million (US$132.4 million) in 2Q 2003.

o Operating profit increased by 12.0% to Ch$5,021 million (US$7.2 million), in spite of the reduction in the consolidated sales level, primarily attributable to a marked improvement in Madeco's operating performance during the second quarter.

o Non-operating losses were reduced by Ch$7,511 million (US$10.7 million) to Ch$10,071 million (US$14.4 million) in 2Q 2003. The improvement was, in large part, due to a significant increase in earnings related to Quinenco's interest in Banco de Chile, which following the close of its merger, rose by 139% compared to the same period in 2002. In addition, interest expense dropped sharply by 34.5%, also contributing to the reduction in non-operating losses.

o     Earnings per ADR for the six month period amount to US$0.53 as of June 30,
      2003.
--------------------------------------------------------------------------------


                                                                    Page 1 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

GROUP HIGHLIGHTS - SECOND QUARTER 2003 AND SUBSEQUENT EVENTS

Quinenco

On April 17, 2003, Heineken Americas B.V., a subsidiary of Heineken International B.V., entered into partnership with Quinenco in Inversiones y Rentas S.A. (IRSA), in accordance with the terms and conditions of the amended shareholders' agreement with Quinenco reached in January 2003. IRSA is the controlling entity of CCU with a 61.6% interest.

On April 10, 2003, Quinenco announced that its wholly-owned subsidiary, Hidroindustriales Overseas Company, had obtained a US$19 million loan from Andsberg Finance Corporation Ltd., a financial entity organized under the laws of Bermuda, related to Quinenco's controlling shareholder, Mr. Andronico Luksic Abaroa.

CCU

Pursuant to an extraordinary shareholders' meeting held on February 26, 2003, shareholders agreed to an extraordinary dividend totaling Ch$168,700 million, payable in multiple payments before October 31, 2003. Following the first dividend distribution of Ch$56,375 million (Ch$177 per share) in March, CCU will make two additional payments for Ch$74,848 million (Ch$235 per share) and Ch$37,477 million (Ch$117.7 per share) on August 29th and October 10th, respectively. Quinenco's proportionate share of the extraordinary dividend payments is 30.8%.

Madeco

In public share auctions held on the Santiago Stock Exchange on June 6th and August 20th, Madeco sold an additional 1,422 million shares of its stock from the unsubscribed portion previously approved in November of 2002 and not sold in March. Proceeds, which amounted to Ch$40,082 million (approximately US$57 million), will be used to further reduce company indebtedness and provide additional working capital. Quinenco did not subscribe to any additional shares. As a result, its interest in Madeco was reduced from 76.8% to 56.7% as of August 20th .

Hoteles Carrera

On August 14, 2003, Hoteles Carrera announced that it was negotiating the sale or lease with a purchase option of its Santiago flagship hotel with the Chilean Ministry of Foreign Relations. On August 27, 2003, Hoteles Carrera signed a purchase option and a leasing with purchase option agreement with the state whereby Hoteles Carrera granted to the Chilean state an option to purchase the building and grounds prior to February 29, 2004 for UF832,000. If the option is not exercised, the parties shall enter into a long-term leasing agreement with an option to purchase at the end of the term.


                                                                    Page 2 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

Net Income Contribution

------------------------------------------------------------------------------------------------------------------------
                                   Quinenco's
                                  ownership %     2Q 2002      1Q 2003      2Q 2003   2Q 2003     YTD 2002     YTD 2003
Sector/Company                   at 6/30/2003        MCh$         MCh$         MCh$      MUS$         MCh$         MCh$
------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)                      52.2%       4,351        9,155       10,227      14.6        8,228       19,383
------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (1)                                 30.8%        (871)      10,122         (301)     (0.4)       2,556        9,821
Lucchetti (1)                           93.7%        (437)        (658)        (155)     (0.2)      (1,740)        (814)
------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                              73.6%       1,391        1,283        1,166       1.7        2,593        2,449
Entel (2)                                5.7%         384        1,116          600       0.9        1,132        1,716
------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                              76.8%      (3,961)      (4,297)          16       0.0       (9,955)      (4,281)
------------------------------------------------------------------------------------------------------------------------
Real estate/hotel admin.:
Carrera (1)                             89.9%        (454)         (73)        (355)     (0.5)        (755)        (428)
Habitaria (1)                           50.0%         217         (212)         (35)     (0.1)          45         (247)
------------------------------------------------------------------------------------------------------------------------
Total operating companies                             620       16,436       11,163      16.0        2,104       27,599
------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                      (10,140)      23,796      (11,031)    (15.8)     (20,748)      12,765
------------------------------------------------------------------------------------------------------------------------
Total                                              (9,520)      40,232          132       0.2      (18,644)      40,364
------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportional share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

Net Income - 2Q 2003

            Quinenco reported a net profit for the second quarter of 2003 of Ch$132 million (US$0.2 million), compared to a net loss of Ch$9,520 million (US$13.6 million) in the second quarter of 2002. The improvement in quarterly earnings performance was primarily attributable to a higher net income contribution from Quinenco's main operating companies, particularly Banco de Chile and Madeco. Earnings per ordinary share amounted to Ch$0.12 and earnings per ADR, Ch$1.2 (US$0.0).


                                                                    Page 3 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

Consolidated Income Statement Breakdown

---------------------------------------------------------------------------------------------------------
                                 2Q 2002      1Q 2003      2Q 2003    2Q 2003      YTD 2002      YTD 2003
                                    MCh$         MCh$         MCh$       MUS$          MCh$          MCh$
---------------------------------------------------------------------------------------------------------
Revenues
---------------------------------------------------------------------------------------------------------
Madeco                            66,560       62,417       61,982       88.7       132,773       124,399
Lucchetti                         23,630       14,486       15,790       22.6        42,847        30,276
Telsur                            11,931       12,716       12,817       18.3        23,819        25,533
Carrera                            1,711        1,669        1,411        2.0         3,516         3,079
Quinenco & holding                   200          435          598        0.8           385         1,033
---------------------------------------------------------------------------------------------------------
Total                            104,032       91,723       92,598      132.4       203,340       184,320
---------------------------------------------------------------------------------------------------------
Operating income (loss)
---------------------------------------------------------------------------------------------------------
Madeco                             1,811        2,178        3,385        4.8         4,040         5,562
Lucchetti                          1,804          298          993        1.4         2,413         1,292
Telsur                             3,334        3,058        3,006        4.3         6,208         6,064
Carrera                             (211)          --         (282)      (0.4)         (408)         (282)
Quinenco & holding                (2,254)      (2,212)      (2,081)      (2.9)       (4,406)       (4,294)
---------------------------------------------------------------------------------------------------------
Total                              4,484        3,322        5,021        7.2         7,847         8,342
---------------------------------------------------------------------------------------------------------
Non-operating income (loss)
---------------------------------------------------------------------------------------------------------
Interest income                    2,003          761          840        1.2         3,765         1,600
Share of net income/loss
from related co:
Banco de Chile                     4,351        9,155       10,227       14.6         8,228        19,383
CCU                                 (871)      10,122         (301)      (0.4)        2,556         9,821
Habitaria                            217         (212)         (35)      (0.1)           45          (247)
Entel                                384        1,116          600        0.9         1,132         1,716
Other equity inv                    (131)        (276)        (235)      (0.3)         (196)         (512)
Other non-op income                3,808       36,416          548        0.8         4,342        36,964
Amort. of GW expense              (5,181)      (5,197)      (5,114)      (7.3)      (10,495)      (10,310)
Interest expense                 (13,889)     (10,317)      (9,094)     (13.0)      (28,491)      (19,410)
Other non-op expenses             (3,751)      (4,578)      (7,472)     (10.7)       (7,959)      (12,050)
Price-level restatement           (4,522)        (148)         (35)      (0.1)      (10,036)         (183)
---------------------------------------------------------------------------------------------------------
Total                            (17,582)      36,842      (10,071)     (14.4)      (37,109)       26,772
---------------------------------------------------------------------------------------------------------
Income Tax                          (644)        (867)        (736)      (1.0)          775        (1,604)
Extraordinary items                   --           --           --         --            --            --
Minority Interest                  4,009          359         (455)      (0.7)        9,392           (95)
Amort. of neg. GW                    212          576        6,373        9.1           451         6,949
---------------------------------------------------------------------------------------------------------
Net income (loss)                 (9,521)      40,232          132        0.2       (18,644)       40,364
---------------------------------------------------------------------------------------------------------

Revenues - 2Q 2003

            Consolidated revenues for the second quarter of 2003 were Ch$92,598 million (US$132.4 million), 11.0% lower than the Ch$104,032 million (US$148.8 million) registered in the second quarter of 2002, mainly due to a decrease of 6.9% in Madeco's sales level and a 33.2% decrease in Lucchetti's sales, partially offset by a 7.4% increase in Telsur's sales during the period. Consolidated sales can be broken down as follows: Madeco (66.9%), Lucchetti (17.1%), Telsur (13.8%), Carrera (1.5%) and others (0.7%).


                                                                    Page 4 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

Operating Income - 2Q 2003

            Operating income for the second quarter of 2003 was Ch$5,021 million (US$7.2 million), up by 12.0% from the Ch$4,484 million (US$6.4 million) reported in the second quarter of 2002. Consolidated operating income increased as a result of higher operating profit attributable to Madeco's operations, partially offset by a decrease in the operating results of Lucchetti, and to a lesser extent, Telsur and Hoteles Carrera.

EBITDA - 2Q 2003

            EBITDA reached Ch$12,528 million (US$17.9 million) in 2Q 2003, compared to Ch$12,210 million (US$17.5 million) in 2Q 2002.

Non-Operating Results -2Q 2003

            Quinenco reported a non-operating loss of Ch$10,071 million (US$14.4 million) in the second quarter of 2003, compared to a non-operating loss of Ch$17,582 million (US$25.1 million) in the same quarter of 2002. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments (net)

            Quinenco's proportionate share of net income from equity method investments (net), which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$10,256 million (US$14.7 million), compared to Ch$3,950 million (US$5.7 million) in 2Q 2002, an increase of 159.6%. The increase mainly corresponded to increases in the proportionate share of net income from Banco de Chile. Banco de Chile's net profit in 2Q 2003, following the conclusion of its merger process at year end 2002, reached Ch$35,275 million (US$50.5 million) of which Quinenco's share was 29.2%.

      o     Other non-operating income

            Other non-operating income was Ch$548 million (US$0.8 million), compared to Ch$3,808 million (US$5.4 million) in the second quarter of 2002. The variation is explained by the reversal of provisions made in prior periods in the second quarter of 2002.

      o     Amortization of goodwill expense

            Amortization of goodwill expense amounted to Ch$5,114 million (US$7.3 million) in the second quarter of 2003, almost unchanged from the Ch$5,181 million (US$7.4 million) reported in the same period in 2002. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$342,184 million (US$489.5 million) as of June 30, 2003, Ch$306,470 million (US$438.4 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.


                                                                    Page 5 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

      o     Interest Expense

            Interest expense for the second quarter of 2003 amounted to Ch$9,094 million (US$13.0 million), a decrease of 34.5% compared to the same period in 2002. The decrease is primarily associated with a lighter consolidated debt load at Madeco, the non-consolidation of Lucchetti's Peruvian operations and lower prevailing interest rates.

      o     Other non-operating expenses

            Other non-operating expenses amounted to Ch$7,472 million (US$10.7 million), compared to Ch$3,751 million (US$5.4 million) reported in the same quarter in 2002. The main item comprising other non-operating expenses was the loss associated with the non-subscription of additional shares of Madeco in June (Ch$5,809 million, US$8.3 million). Worth mentioning is that the effect of the non-subscription was totally offset by a credit to income for extraordinary amortization of negative goodwill associated with Quinenco's interest in Madeco's capital increase for Ch$5,809 million (US$8.3 million) in the second quarter of 2003 (included with negative goodwill which totaled Ch$6,373 million, (US$9.1 million) in 2Q 2003).

      o     Price-level restatement and foreign currency translation losses
            (net)

            Price-level restatement and foreign currency translation losses
            (net) were Ch$35 million in the second quarter of 2003, compared to losses of Ch$4,522 million (US$6.5 million) in the same period in 2002. Foreign currency translation gains amounted to Ch$2,616 million (US$3.7 million) in 2Q 2003, compared to foreign currency translation losses of Ch$5,590 million (US$8.0 million) in the same period in 2002. In both quarters, the results from foreign currency translations mostly corresponded to Madeco's operations. In 2Q 2002, Madeco's foreign currency translation losses were associated with the devaluation of the Brazilian real and Argentine peso vis-a-vis the US dollar. In 2Q 2003, foreign currency translation gains corresponded to the revaluation of the Brazilian real and the reduction of Madeco's exposure to liabilities maintained in US dollars following Madeco's debt restructuring. Price level restatement losses amounted to Ch$2,652 million (US$3.8 million) in 2Q 2003 compared to price-level restatement gains of Ch$1,068 million (US$1.5 million) reported in the same quarter in 2002, reflecting the loss in the purchasing power of the Chilean peso during the period.

Income Taxes - 2Q 2003

            Quinenco reported income taxes of Ch$736 million (US$1.1 million), compared to income taxes of Ch$644 million (US$0.9 million) during the same period of 2002.

Minority Interest - 2Q 2003

            In the second quarter of 2003, Quinenco deducted from income Ch$455 million (US$0.7 million) compared to an add-back to income of Ch$4,009 million (US$5.7 million) in 2Q 2002. The amount is mainly related to minority shareholders' proportionate share of Madeco's second quarter results in both years.


                                                                    Page 6 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

Condensed Consolidated Balance Sheet

----------------------------------------------------------------------------------------------
                                                 As of         As of         As of       As of
                                               6/30/02       3/31/03       6/30/03     6/30/03
                                                  MCh$          MCh$          MCh$        MUS$
----------------------------------------------------------------------------------------------
Current assets                                 303,628       273,717       263,626       377.1
Fixed assets                                   440,844       391,927       378,281       541.1
Other assets                                   869,488       853,482       834,612     1,193.8
----------------------------------------------------------------------------------------------
Total assets                                 1,613,960     1,519,126     1,476,519     2,112.0
----------------------------------------------------------------------------------------------
Current liabilities                            274,084       215,886       232,100       332.0
Long-term liabilities                          568,604       566,778       504,788       722.0
Minority interest                               87,205        57,979        68,806        98.5
Shareholders' equity                           684,067       678,483       670,825       959.5
----------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity     1,613,960     1,519,126     1,476,519     2,112.0
----------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 1st quarter of 2003)

Current Assets

            Current assets decreased 3.7% compared to the first quarter of 2003, mainly due to a reduction in repurchase agreements, partially offset by an increase in short-term deposits.

Fixed Assets and Other Assets

            Fixed assets decreased 3.5% compared to the first quarter of 2003, mostly due to the reappraisal and subsequent write-down of Madeco's sheet plant in Argentina in the last quarter. Other assets did not vary significantly compared to the first quarter of 2003.

Current Liabilities

            Current liabilities increased 7.5% compared to the first quarter of 2003, mostly reflecting debt paydown at Madeco and at the Quinenco corporate level as well as the reclassification of debt maturities within the next 12 months to short-term banks.

Long-term Liabilities

            Long-term liabilities decreased 10.9% compared to the first quarter of 2003, mainly attributable to debt paydown at Madeco and the Quinenco corporate level as well as the reclassification of debt maturities within the next 12 months to short-term bank obligations.

Minority Interest

            Minority interest increased by 18.7% compared to the first quarter of 2003, mainly attributable to the minority interest corresponding to Madeco.

Equity

            Shareholders' equity decreased by 1.1% compared to the first quarter of 2003.


                                                                    Page 7 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

Quinenco Corporate Level

As of June 30, 2003, financial debt at the corporate level was Ch$377,526 million (US$540.0 million). As of the same date, cash and cash equivalents amounted to approximately Ch$67,069 million (US$95.9 million). The debt to total capitalization ratio at the corporate level was 35.9%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quinenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quinenco's main operating companies (excluding Banco de Chile):

--------------------------------------------------------------------------------
For the 12 months ended 6/30/03                                         ROCE (1)
--------------------------------------------------------------------------------
Madeco                                                                      1.6%
Telsur                                                                      9.5%
Lucchetti                                                                   4.4%
Carrera                                                                    -0.2%
CCU (2)                                                                     7.6%
Habitaria                                                                   4.8%
--------------------------------------------------------------------------------

(1)   Adjusted operating return over capital employed for the last 12 months.

(2) Not including the extraordinary gain on sale of the Karlovacka brewery in 2003. ROCE including the extraordinary sale increases to 12%.


                                                                    Page 8 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportional share of income from investments in the Financial Services sector during 2002 and 2003:

--------------------------------------------------------------------------------------------------
FINANCIAL SERVICES
--------------------------------------------------------------------------------------------------
                       Ownership   2Q 2002    YTD 2002     1Q 2003   2Q 2003   2Q 2003    YTD 2003
                               %      MCh$        MCh$        MCh$      MCh$      MUS$        MCh$
--------------------------------------------------------------------------------------------------
Banco de Chile (1)         52.2%     4,351       8,228       9,155    10,227      14.6      19,383
--------------------------------------------------------------------------------------------------

1) Ownership % corresponds to voting rights. Quinenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (20.2%) and SM Chile (51.4%).

BANCO DE CHILE

---------------------------------------------------------------------------------------------------------------------
Banco de Chile                                  Quarter                                 Accumulated for Year
---------------------------------------------------------------------------------------------------------------------
                                2Q 2002         2Q 2003         2Q 2003       YTD 2002        YTD 2003       YTD 2003
                                   MCh$            MCh$            MUS$           MCh$            MCh$           MUS$
---------------------------------------------------------------------------------------------------------------------
Operating revenues              116,383         113,658           162.6        218,406         217,170          310.6
Provision for loan losses       (34,228)        (16,920)          (24.2)       (69,384)        (30,241)         (43.3)
Operating expenses              (59,759)        (57,178)          (81.8)      (119,280)       (112,522)        (160.9)
Net Income (loss)                14,767          35,275            50.5         27,863          66,491           95.1
---------------------------------------------------------------------------------------------------------------------
Loan portfolio                                                               6,234,258       6,233,791        8,916.6
Total assets                                                                 9,255,664       9,292,188       13,291.3
Shareholders' equity                                                           585,424         635,137          908.5
---------------------------------------------------------------------------------------------------------------------
Net interest margin                 5.2%            3.1%
Net Financial Margin                4.3%            4.1%
Efficiency ratio                   51.4%           50.3%
ROAE                               10.2%           22.4%
ROAA                                0.6%            1.6%
---------------------------------------------------------------------------------------------------------------------

2Q 2003 Results

Operating revenues declined by 2.3% to Ch$113,658 million (US$162.6 million) in the second quarter of 2003, mainly due to an 8.3% reduction in net financial income earned during the period. Net financial income which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 74.0% of operating revenues in 2Q 2003. The reduction in net financial income to Ch$84,086 million (US$120.3 million ) was due to a reduction in the bank's average interest earning assets, lower repricing benefits and lower lending spreads as a result of lower nominal interest rates in 2Q 2003. In addition, lower gains reported on financial instruments (net) also contributed to the decline in operating revenues for the second quarter, although a strong increase in fee income, which rose by 43% to Ch$26,843 million (US$38.4 million), largely offset the decline in operating revenues. Fee income increased as a result of higher income earned in relation with the corporate and retail segments of the bank, stock brokerage services as well as the incorporation of fee income from the bank's debt collection subsidiary.


                                                                    Page 9 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

Provisions for loan losses, which amounted to Ch$16,920 million (US$24.2 million), showed a significant decrease from the Ch$34,228 million (US$49.0 million) reported in the second quarter of 2002, reflecting a more positive economic scenario as well as a 4.1% revaluation of the Chilean peso vis-a-vis the US dollar. Provisions for loan losses, which were particularly high in the second quarter of 2002, corresponded to the establishment of a cohesive and strict credit policy on loans as part of the overall merger process.

Operating expenses fell by 4.3% to Ch$57,178 million (US$81.8 million) compared to the second quarter of 2002 when operating expenses included costs relative to the merger process, most importantly, severance payments, write-offs of obsolete software and branch closing costs. These reductions were partially offset by the incorporation of the debt collection subsidiary to the bank's cost base and higher personnel expenses.

Net income for 2Q 2003 was Ch$35,275 million (US$50.5 million), a increase of nearly 139% from the Ch$14,767 million (US$21.1 million) reported in the second quarter of 2002. The increase in net quarterly earnings was the result of the aforementioned decrease in provisions for loan losses, a sharp rise in the recovery of assets charged off in previous periods, a reduction in operating expenses following the conclusion of the merger process and a significant increase in the amount of fee income earned during the second quarter of the year.

As of June 2003, the Bank's loan portfolio had remained stable when compared to the previous twelve month period. Loan activity has been strongest in the middle market and high income individuals segments. Banco de Chile has reduced its exposure in the lower-middle income individuals and large corporations segments.

Banco de Chile was the second ranked private bank in the country with a market share of 18.3% according to information published by the Chilean Superintendency of Banks for the period ended June 30, 2003. Its return on capital and reserves (annualized for the twelve-month period) reached 23.4%, amply surpassing the 16.8% return for the local financial system, according to the same source.


                                                                   Page 10 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Food & Beverage sector during 2002 and 2003:

----------------------------------------------------------------------------------------------
FOOD & BEVERAGE
----------------------------------------------------------------------------------------------
                 Ownership   2Q 2002    YTD 2002   1Q 2002     2Q 2003     2Q 2003    YTD 2003
                         %      MCh$        MCh$      MCh$        MCh$        MUS$        MCh$
----------------------------------------------------------------------------------------------
CCU                  30.8%     (871)       2,556    10,122        (301)       (0.4)      9,821
Lucchetti            93.7%     (437)      (1,740)     (658)       (155)       (0.2)       (814)
----------------------------------------------------------------------------------------------

CCU

-----------------------------------------------------------------------------------------------------------
CCU                                         Quarter                             Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                2Q 2002     2Q 2003      2Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
-----------------------------------------------------------------------------------------------------------
Sales                            69,772      77,162        110.4        166,209        177,869        254.4
Operating income (loss)             951         983          1.4         18,160         16,358         23.4
Net Income (loss)                (2,828)       (976)        (1.4)         8,303         31,897         45.6
-----------------------------------------------------------------------------------------------------------
Total Assets                                                            625,677        665,364        951.7
Shareholders' equity                                                    430,157        278,268        398.0
-----------------------------------------------------------------------------------------------------------

2Q 2003 Results

CCU's second quarter consolidated sales grew by 10.6% compared to the second quarter of 2002 due to an increase of 9.1% in consolidated sales volumes and a 0.9% increase in average prices. The growth in sales volume was led by the beer segments, both in Chile and Argentina (3.9% and 24.7%, respectively) domestic wines (2.5%) and soft drinks (2.4%). In addition, Finca La Celia, Vina San Pedro's subsidiary in Argentina, began to consolidate its operations with San Pedro in January of this year which also served to increase the volume sold. The total volume sold was partially offset by a sharp decline in export wine volumes, which fell by 8.6% in the second quarter. The increase in average prices was attributable to the beer segments in Chile and Argentina which experienced increases of 4.8% and 18.2%, respectively. The increase in average prices was partially offset by lower wine prices (-15.7%) as a result of large bulk exports and lower domestic prices, and a slight drop of 0.9% in the average price of soft drinks.

Operating income rose by 3.3% in the second quarter to Ch$983 million (US$1.4 million), mainly as a result of the higher sales level, which translated directly into an increase of 10.6% in CCU's gross profit, partially offset by a 10.8% increase in SG&A expenses. SG&A expenses were affected by higher marketing expenses incurred in the beer and wine segments as well as the newly launched pisco segment. The operating margin as a percentage of sales fell from 1.4% in the second quarter of 2002 to 1.3% in 2Q 2003.

Non-operating losses increased from Ch$1,408 million (US$2.0 million) in 2Q 2002 to Ch$1,665 million (US$2.4 million) in 2Q 2003. The increase in non-operating losses in the second quarter of the year was mostly attributable to the absence of results from the Croatian affiliate, Karlovacka, which was sold at the end of March, fixed asset write-offs, dividend expenses and a higher level of interest expense, the effects of which were partially offset by gains related to price-level restatements and exchange rate differences.


                                                                   Page 11 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

CCU reported a net loss in 2Q 2003 of Ch$976 million (US$1.4 million), a substantial improvement over the loss of Ch$2,828 million (US$4.0 million) reported in the same period of 2002. The reduction in the quarterly net loss was mainly due to lower income taxes and a reduction in minority interest related to Vina San Pedro`s operation, the effects of which were partially offset by the aforementioned increase in non-operating losses incurred during the period.

LUCCHETTI

-----------------------------------------------------------------------------------------------------------
Lucchetti                                 Quarter                           Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                2Q 2002     2Q 2003      2Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
-----------------------------------------------------------------------------------------------------------
Sales                            23,630      15,790         22.6         42,847         30,276         43.3
Operating income (loss)           1,804         993          1.4          2,413          1,292          1.8
Net Income (loss)                  (466)       (166)        (0.2)        (1,857)          (868)        (1.2)
-----------------------------------------------------------------------------------------------------------
Total Assets                                                            126,935         74,427        106.5
Shareholders' equity                                                     51,461         15,480         22.1
-----------------------------------------------------------------------------------------------------------

2Q 2003 Results

Lucchetti reported sales of Ch$15,790 million (US$22.6 million) in the second quarter of 2003, down 33.2% compared to the same period in 2002. The decrease in sales is attributable to the closure of the Peruvian operations in early January 2003 (Ch$5,782 million, US$8.3 million), and to a lesser extent, a reduction in Lucchetti's sales in Chile (Ch$2,058 million, US$2.9 million) compared to the same period in 2002. Lucchetti's operations in Chile were affected by a pronounced drop of Ch$2,561 million (US$3.7 million) in the sales of edible oils due to a flood of low priced imports from Argentina. The reduction in edible oil sales was partially offset by a 5.3% increase in the sale of pastas (Ch$9,036 million, US$12.9 million), and a 7% increase in soups, broths and creams (Ch$1,134 million, US$1.6 million). Sales for 2Q 2003 can be broken down as follows: pasta (57.2%), edible oils (35.6%), soups, broths and creams (7.2%).

Operating profit, equivalent to 6.3% of sales, declined by Ch$811 million (US$1.2 million) to Ch$993 million (US$1.4 million), mostly attributable to the low margins associated with edible oils. The effect of the closure of the Peruvian plant on operating results was negligible.

Non-operating losses amounted to Ch$1,071 million (US$1.5 million), a significant reduction from the Ch$2,425 million (US$3.5 million) reported in 2Q 2002. The decrease in non-operating losses was attributable to a decline in interest expense from Ch$1,403 million (US$2.0 million) in 2Q 2002 to Ch$819 million (US$1.2 million) in 2Q 2003 owing to the non-consolidation of Lucchetti Peru and low prevailing interest rates. In addition, Lucchetti reported a reduction in non-operating expenses of Ch$516 million (US$0.7 million) in relation to legal expenses incurred with the defense of its Peruvian plant during 2002. Price-level restatement losses fell from Ch$906 million (US$1.3 million) in 2Q 2002 to Ch$255 million (US$0.4 million), also contributing to an improvement in non-operating results for the period.

Lucchetti reported a net loss of Ch$166 million (US$0.2 million) compared to a net loss of Ch$466 million (US$0.7 million) in the same period of 2002. The reduction in Lucchetti's net loss was primarily attributable to lower non-operating expenses, the effect of which was partially offset by the decline in operating profit in the second quarter of the year.


                                                                   Page 12 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportional share of income from investments in the Telecommunications sector during 2002 and 2003:

--------------------------------------------------------------------------------------------
TELECOMMUNICATIONS
--------------------------------------------------------------------------------------------
                 Ownership   2Q 2002    YTD 2002     1Q 2003   2Q 2003   2Q 2003    YTD 2003
                         %      MCh$        MCh$        MCh$      MCh$      MUS$        MCh$
--------------------------------------------------------------------------------------------
Telsur               73.6%     1,391       2,593       1,283     1,166       1.7       2,449
Entel (1)             5.7%       384       1,132       1,116       600       0.9       1,716
--------------------------------------------------------------------------------------------

(1)   Non-controlling interest.

TELSUR

-----------------------------------------------------------------------------------------------------------
Telsur                                      Quarter                             Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                2Q 2002     2Q 2003      2Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
-----------------------------------------------------------------------------------------------------------
Sales                            11,931      12,817         18.3         23,819         25,533         36.5
Operating income (loss)           3,334       3,006          4.3          6,208          6,064          8.7
Net Income (loss)                 1,891       1,584          2.3          3,525          3,329          4.8
-----------------------------------------------------------------------------------------------------------
Total Assets                                                            137,139        138,297        197.8
Shareholders' equity                                                     57,749         59,833         85.6
-----------------------------------------------------------------------------------------------------------

2Q 2003 Results

Telsur's sales increased by 7.4% to Ch$12,817 million (US$18.3 million) in the second quarter of 2003, mainly due to the consolidation of internet, security and other services. This increase more than offsets the decline in basic telephony service revenues associated with the substitution of fixed telephony for mobile telephony alternatives as well as a drop in revenues from long distance services.

In spite of the increase in sales, Telsur's operating profit fell by 9.9% to Ch$3,006 million (US$4.3 million) in the second quarter of 2003, mainly as a result of a drop in the gross margin associated with basic telephony services. In addition, the higher depreciation expense associated with the internet, security and call center services also served to reduce quarterly operating profit.

Telsur reported non-operating losses increased by Ch$44 million (US$0.1 million) to Ch$1,000 million (US$1.4 million) in 2Q 2003. The slight increase in non-operating losses was mainly related to a lower level of non-operating income and interest income compared to the second quarter of 2002, the effect of which was partially offset by a reduction in interest expense due to low prevailing interest rates and lower non- operating expenses.

Telsur reported net income of Ch$1,584 million (US$2.3 million), down by 16.2% compared to the same period in 2002, attributable to the aforementioned reduction in operating profits experienced during the period.


                                                                   Page 13 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

MANUFACTURING SECTOR

The following table details Quinenco's proportional share of income (loss) from investments in the Manufacturing sector during 2002 and 2003:

------------------------------------------------------------------------------------------
MANUFACTURING
------------------------------------------------------------------------------------------
               Ownership   2Q 2002    YTD 2002     1Q 2003   2Q 2003   2Q 2003    YTD 2003
                       %      MCh$        MCh$        MCh$      MCh$      MUS$        MCh$
------------------------------------------------------------------------------------------
Madeco             76.8%    (3,961)     (9,955)     (4,297)       16        --      (4,281)
------------------------------------------------------------------------------------------

MADECO

---------------------------------------------------------------------------------------------------
Madeco                                 Quarter                       Accumulated for Year
---------------------------------------------------------------------------------------------------
                             2Q 2002    2Q 2003     2Q 2003     YTD 2002     YTD 2003      YTD 2003
                                MCh$       MCh$        MUS$         MCh$         MCh$          MUS$
---------------------------------------------------------------------------------------------------
Sales                         66,560     61,982        88.7      132,773      124,399         177.9
Operating income (loss)        1,811      3,385         4.8        4,040        5,562           8.0
Net Income (loss)             (7,061)        17          --      (17,742)      (5,080)         (7.3)
---------------------------------------------------------------------------------------------------
Total assets                                                     415,465      387,049         553.6
Shareholders' equity                                             118,709      152,394         218.0
---------------------------------------------------------------------------------------------------

2Q 2003 Results

Madeco's sales level in the second quarter of 2003 fell by 6.9% from Ch$66,560 million (US$95.2 million) to Ch$61,982 million (US$88.7 million). The decrease was attributable to lower sales of the wire and cable business unit, which was partially offset by sales increases in Madeco's other three business units. Wire and cable sales in Brazil continued to be hampered by low demand by the telecom and energy sectors in the second quarter of the year. In addition, export sales of wire and cable products fell from both Chile and Peru, which served to further pull down the business unit's sales for the period. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 45.4% of total sales, followed by brass mills (23.2%), flexible packaging (18.1%) and aluminum profiles (13.3%).

In spite of the decrease in quarterly sales, operating income was up strongly by 86.9% to Ch$3,385 million (US$4.8 million), mainly as the result of 22.4% lower SG&A expenses, mainly related to the wire and cable business unit. The wire and cable business unit contributed 21.5% of total operating profit despite a 31.4% decline in sales it experienced in Brazil, its main operation, during the period. Worth noting is that in 2Q 2002, the wire and cable business unit reported an operating loss of Ch$1,041 million (US$1.5 million) even though its sales during that quarter were 18.2% higher than in the second quarter of this year, reflecting the efficiency gains made quarter over quarter. As a percentage of sales, the operating margin improved from a mere 2.7% in 2Q 2002 to 5.5% in 2Q 2003.

Non-operating losses were cut by 67.9% to Ch$3,159 million (US$4.5 million) versus Ch$9,849 million (US$14.1 million) one year ago. The decrease in non-operating losses was mainly attributable to foreign currency translation gains which amounted to Ch$1,261 million (US$1.8 million) and were related to the revaluation of the Chilean and Brazilian peso vis-a-vis the US dollar. In addition, Madeco reported a sharp reduction in interest expense of 35.3% to Ch$3,393 million (US$4.9 million), which resulted from a reduction in bank debt using proceeds received in the capital increase as well as low prevailing interest rates.


                                                                   Page 14 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

The net income for the second quarter of 2003 was Ch$17 million, a significant improvement from the net loss of Ch$7,061 million (US$10.1 million) reported in 2Q 2002, mainly as a consequence of the aforementioned improvements at both the operating and non-operating levels.

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quinenco's proportional share of income from investments in the Real Estate/Hotel Administration sector during 2002 and 2003:

-------------------------------------------------------------------------------------------------
REAL ESTATE/HOTEL ADMINISTRATION
-------------------------------------------------------------------------------------------------
                      Ownership    2Q 2002    YTD 2002    1Q 2003   2Q 2003   2Q 2003    YTD 2003
                              %       MCh$        MCh$       MCh$      MCh$      MUS$        MCh$
-------------------------------------------------------------------------------------------------
Hoteles Carrera            89.9%      (454)       (755)       (73)     (355)     (0.5)       (428)
Habitaria                  50.0%       217          45       (212)      (35)     (0.1)       (247)
-------------------------------------------------------------------------------------------------

HOTELES CARRERA

-----------------------------------------------------------------------------------------------------------
Hoteles Carrera                           Quarter                           Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                2Q 2002     2Q 2003      2Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
-----------------------------------------------------------------------------------------------------------
Sales                             1,711       1,411          2.0          3,516          3,079          4.4
Operating income (loss)            (211)       (282)        (0.4)          (408)          (282)        (0.4)
Net Income (loss)                  (505)       (395)        (0.6)          (840)          (475)        (0.7)
-----------------------------------------------------------------------------------------------------------
Total assets                                                             23,908         22,815         32.6
Shareholders' equity                                                     14,846         14,205         20.3
-----------------------------------------------------------------------------------------------------------

2Q 2003 Results

Hoteles Carrera reported sales revenues of Ch$1,411 million (US$2.0 million) in the second quarter of 2003, a decrease of 17.5% compared for the second quarter of 2002. The decrease in second quarter revenues was primarily attributable to lower occupancy rates and tariffs corresponding to the Santiago flagship hotel, and to a lesser extent, the La Serena hotel in the north of Chile.

Hoteles Carrera reported an operating loss of Ch$282 million (US$0.4 million). This carried through to the bottom line, although a reduction in interest expense and other non-operating expenses reduced the net loss for the period by Ch$110 million (US$0.2 million) to Ch$395 million (US$0.6 million).


                                                                   Page 15 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                         Second quarter 2003

================================================================================

HABITARIA

-----------------------------------------------------------------------------------------------------------
Habitaria                                 Quarter                           Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                2Q 2002     2Q 2003      2Q 2003       YTD 2002       YTD 2003     YTD 2003
                                   MCh$        MCh$         MUS$           MCh$           MCh$         MUS$
-----------------------------------------------------------------------------------------------------------
Sales                             6,840       4,298          6.1          9,515          6,646          9.5
Operating income (loss)             542         108          0.2            396           (227)        (0.3)
Net Income (loss)                   433         (70)        (0.1)            89           (494)        (0.7)
-----------------------------------------------------------------------------------------------------------
Total assets                                                             49,634         42,568         60.9
Shareholders' equity                                                     16,778         17,089         24.4
-----------------------------------------------------------------------------------------------------------

2Q 2003 Results

Habitaria reported consolidated sales of Ch$4,298 million (US$6.1 million) in the second quarter of 2003, a decrease of 37.2% from the Ch$6,840 million (US$9.8 million) reported in 2Q 2002. During the second quarter, Habitaria sold 76 housing units compared to 141 units sold in the same period of 2002. It reported a net loss of Ch$70 million (US$0.1 million) for the quarter. In spite of an improvement in the real estate market in the Santiago metropolitan area in comparison with the same quarter in 2002, Habitaria did not make new housing stock available for sale during the period, thereby reducing its quarterly sales.

Since Habitaria recognizes income (and its corresponding cost) related to the sale of its housing units in the final phase of the sales process, revenues do not fully reflect units sold under agreement for future delivery during the period. Administration and overhead expenses are recognized when incurred. Therefore, financial results may reflect a mis-matching of revenues and expenses.

As June 30, 2003, an additional 117 apartments are under sales agreements, to be delivered in future periods (not included in 2Q 2003 revenue). Habitaria's inventory of finished stock as of June 30, 2003 (excluding pre-sold units as of the same date) was 265 apartments and homes. During 2003, Habitaria is expected to finish constructing three additional phases of ongoing projects.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                             www. quinencogroup.com


                                                                   Page 16 of 16
================================================================================
QUINENCO S.A.
Enrique Foster Sur No. 20, 14th Floor
Santiago / CHILE
Phone    (56-2) 750-7100
Fax #    (56-2) 750-7101
================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    QUINENCO S.A.


                                        By: /s/ Luis Fernando Antunez
                                        ----------------------------------------

                                        Name:  Luis Fernando Antunez
                                        Title: Authorized Representative

Dated: August 28, 2003